Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change August 25, 2008
Item 3	News Release The news release dated August 25, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure and UK Media and Analyst networks.
Item 4

Summary of Material Change

Silver Standard Resources Inc. announced a further increase in silver and base metal resources at the Pitarrilla project in Durango State, Mexico.  In July 2008, Silver Standard announced a 14% increase in total silver resources for Pitarrilla estimated by P&E Mining Consultants Inc. (“P&E”) of Brampton, Ontario.  A review of the P&E resource model as part of the reserve estimation for the pre-feasibility study currently underway for Pitarrilla determined that the silver-equivalent cutoff may have understated silver and base metal resources.  As a consequence, P&E has undertaken an internal review of their silver-equivalent cutoff, resource model and associated resource estimate and determined that total silver resources at Pitarrilla have increased by a further 9.5%.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated August 25, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 25th day of August, 2008

August 25, 2008	News Release 08-16

ALL RESOURCES INCREASE AT PITARRILLA’ S BRECCIA RIDGE ZONE

Vancouver, B.C. – Silver Standard Resources Inc. reports a further increase in silver and base metal resources at the Pitarrilla project in Durango State, Mexico.  In July 2008, Silver Standard announced a 14% increase in total silver resources for Pitarrilla estimated by P&E Mining Consultants Inc. (“P&E”) of Brampton, Ontario.  A review of the P&E resource model as part of the reserve estimation for the pre-feasibility study currently underway for Pitarrilla determined that the silver-equivalent cutoff may have understated silver and base metal resources.  As a consequence, P&E has undertaken an internal review of their silver-equivalent cutoff, resource model and associated resource estimate and determined that total silver resources at Pitarrilla have increased by a further 9.5%.

Pitarrilla Silver Resource Summary – August 2008

Category	Tonnes (millions)	Silver Grade (g/t)	Silver Grade (oz/ton)	Contained Silver (millions of oz)
Measured	45.7	108.9	3.2	159.9
Indicated	189.7	79.3	2.3	483.7
Inferred	36.1	70.8	2.1	82.3

The above block model resource estimate is based on a cut-off grade of 20 grams of silver-equivalent per tonne for open pit resources and a cut-off grade of 65 grams of silver-equivalent per tonne for underground resources for Breccia Ridge.  Silver-equivalent grades were calculated using US$11/oz silver, US$1.05/lb zinc, US$0.75/lb lead and US$2.00/lb copper.  The cut-off grade for all other zones at Pitarrilla is 40 grams of silver per tonne.

All of the increase in resources is at the Breccia Ridge Zone, with measured and indicated silver resources increasing by 42.6 million ounces and inferred silver resources increasing by 20.3 million ounces, an increase of 16% in total resources from July 2008.

Breccia Ridge Resource Summary – August 2008

Category	Tonnes (millions)	Silver Grade (g/t)	Zinc (%)	Lead (%)	Silver Grade (oz/ton)	Contained Silver (millions of oz)
Measured	18.5	91.6	1.24	0.70	2.7	54.5
Indicated	154.1	71.6	0.99	0.42	2.1	354.9
Inferred	24.8	56.0	1.02	0.47	1.6	44.7

The above block model resource estimate is based on a cut-off grade of 20 grams of silver-equivalent per tonne for open pit resources and a cut-off grade of 65 grams of silver-equivalent per tonne for underground resources.  Silver-equivalent grades were calculated using US$11/oz silver, US$1.05/lb zinc, US$0.75/lb lead and US$2.00/lb copper.

The majority of the increase in measured and indicated resources is associated with the higher grade, underground resource.  Measured and indicated silver resources for the higher grade underground resource now total 193.6 million ounces, an increase of 40.3 million ounces or 26% from July 2008.  In addition, the underground resource tonnage has increased from 40 million tonnes to 86 million tonnes.  This demonstrates not only the strength of the Pitarrilla mineralization solutions, but the opportunity for a significant underground bulk mining operation at Pitarrilla.

Breccia Ridge Underground Resource Summary – August 2008

Category	Tonnes (millions)	Silver Grade (g/t)	Zinc (%)	Lead (%)	Silver Grade (oz/ton)	Contained Silver (millions of oz)
Measured	18.5	91.6	1.24	0.70	2.7	54.5
Indicated	48.5	89.2	1.68	0.66	2.6	139.1
Inferred	19.3	51.3	1.12	0.54	1.5	31.8

The above block model resource estimate is based on a cut-off grade of 65 grams of silver-equivalent per tonne for underground resources.  Silver-equivalent grades were calculated using US$11/oz silver, US$1.05/lb zinc, US$0.75/lb lead and US$2.00/lb copper.

Three drills are currently working at Pitarrilla, exploring for both additional mineralization and undertaking condemnation drilling for plant, waste and tailings sites.  A ramp to access the Breccia Ridge underground zone is in progress and will provide the platform for detailed underground reserve drilling later this year.

The pre-feasibility study for the Breccia Ridge mineralization is currently in preparation and is expected to be completed in the fourth quarter of 2008.  Pitarrilla will be Silver Standard’s next major silver development project after the Pirquitas mine in northern Argentina.  Pirquitas is well along in construction with plant commissioning to commence in the fourth quarter of 2008.

This block model resource estimate for Pitarrilla is based on approximately 159,457 meters of drilling, comprised of 299 diamond drill holes totalling 138,900 meters and 186 reverse circulation holes totalling 20,557 meters.  It was prepared using available assay data up to Hole PD-299, while the most recently completed hole is PD-343.

This resource update was prepared by an Independent Qualified Persons, Eugene Puritch, P.Eng., and Antoine Yassa, P.Geo, of P&E Mining Consultants Inc. (“P&E”) of Brampton, Ontario.  In preparing the resource estimate, P&E reviewed original assay certificates from core and check samples, and collected their own verification samples during a site visit in 2008.  It is the authors’ opinion that the data have been adequately verified for the purposes of a National Instrument 43-101 resource estimate and all previous and current data were found to be reliable with an acceptable level of precision.

The mineral resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

Grade estimation utilized the inverse distance squared interpolation method on 1.5-metre composites derived from capped assays on a nominal 25-metre drill section spacing.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for exploration at the Pitarrilla project.

With the increase in resources at Pitarrilla, Silver Standard continues to have the largest published silver resource of any publicly traded silver company, now totalling:

Silver Reserve and Resource Summary – July 2008

Silver reserves *
Proven and probable	195.1 million ounces
Silver resources
Measured	222.4 million ounces
Indicated	772.8 million ounces
Inferred	473.0 million ounces
* Reserves based on US$11.00/oz silver, $5.00/lb tin and $1.05/lb zinc.

Silver Standard Resources Inc. is a well-financed silver resource company that continues to seek growth through exploration and development of its own silver projects. (Source: Silver Standard Resources Inc.)

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For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

For the Pitarrilla project, all assays were submitted for preparation and analysis by ALS Chemex at its facilities in Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis).  All samples were analyzed using four acid digestion with ICP finish.  Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish.  Samples over 1,000 grams were fire assayed with a gravimetric finish.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and  mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.   We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource categories in this news release are in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization. To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.